SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )

Paysafe Ltd.

(Name of Issuer)

Common Shares, par value $0.0001 per share

(Title of Class of Securities)

G6964L107

(CUSIP Number)

Michael L. Gravelle

c/o Cannae Holdings, Inc.

1701 Village Center Circle

Las Vegas, NV 89134

(702) 323-7330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6964L107	13D

(1)	NAME OF REPORTING PERSONS William P. Foley II
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 24,334,900*
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 24,334,900*

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,334,900*
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.36%*
(14)	TYPE OF REPORTING PERSON IN

*	See Item 5.

Explanatory Note: This filing on Schedule 13D is being made solely because the Group referred to in Item 5 below, as of December 22, 2021, acquired beneficial ownership during the preceding 12 months of in excess of two percent of the Common Shares (as defined below).

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common shares, par value $0.001 per share (the “Common Shares”), of Paysafe Ltd, an exempted limited company incorporated under the laws of Bermuda (the “Issuer”). The principal executive offices of the Issuer are located at Victoria Place, 31 Victoria Street, Hamilton H10, Bermuda.

Item 2. Identity and Background.

This Statement is being filed by William P. Foley II (the “Reporting Person”). The Reporting Person is the sole member of Trasimene Capital FT, LLC II (“TC GP II”), which is the general partner of Trasimene Capital FT, LP II, a Delaware limited liability company (“TC LP II”), and is the managing member of Trasimene Capital Management, LLC, a Delaware limited liability company (“TCM”).

The Reporting Person’s principal employment is the managing member of TCM and the address of the principal business office of the Reporting Person is 1701 Village Center Circle, Las Vegas, Nevada 89134.

During the five years prior to the date of this Schedule 13D, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds and Other Consideration.

The securities reported herein as beneficially owned by the Reporting Person were acquired in connection with the initial public offering of Foley Trasimene Acquisition Corp. II, a Delaware corporation (“FTAC”) and FTAC’s subsequent business combination completed on March 30, 2021 (the “Business Combination”), as contemplated by that certain Agreement and Plan of Merger, dated December 7, 2020 (the “Merger Agreement”) by and among FTAC and other parties thereto.

In connection with the consummation of the Business Combination, pursuant to the Merger Agreement, 28,629,294 shares of Class B common stock of FTAC beneficially owned by the Reporting Person were converted into 28,629,294 Common Shares. Additionally, pursuant to the Amended Sponsor Agreement, dated December 7, 2020, between TC LP II, FTAC and other parties thereto, 7,912,877 shares of Class B common stock of FTAC beneficially owned by the Reporting Person were forfeited to FTAC and 20,893,780 warrants to purchase shares of FTAC Class A common stock were ultimately exchanged for 20,893,780 exchangeable units (the “LLC Units”) of Paysafe Bermuda Holding LLC (the “LLC”).

Item 4. Purpose of the Transaction.

The Reporting Person acquired the securities reported herein for investment purposes, subject to the following.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Chairman of the board of directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person intends to review his investment in the Issuer continually. Depending upon the results of such review and other factors deemed relevant to an investment in the Issuer, the Reporting Person may, at any time and from time to time, directly or indirectly, (i) purchase, receive in a distribution or other transfer or otherwise acquire Common Shares, Warrants, LLC Units and/or other securities of the Issuer (collectively, “Issuer Securities”), (ii) sell, transfer, distribute or otherwise dispose of Issuer Securities in public or private transactions, or (iii) engage in or encourage communications with the Issuer, members of management and the board of directors of the Issuer, other existing or prospective security holders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors to consider exploring any items mentioned in this Statement.

As further described in Item 6 of this Schedule 13D, the Shareholders Agreement (as defined below) provides for certain rights and obligations of the Reporting Person relating to the nomination of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in their fiduciary capacity as a director of the Company.

Item 5. Interest in Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

(a) and (b) The responses of the Reporting Person to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference as of December 31, 2021.

The calculation in this Schedule 13D of the percentage of Common Shares outstanding beneficially owned by the Reporting Person is based on 723,712,382 Common Shares outstanding as of October 4, 2021, as set forth in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(3) on October 7, 2021.

As of December 31, 2021, the Reporting Person beneficially owned an aggregate of 24,334,900 Common Shares, which represents approximately 3.36% of the outstanding Common Shares, comprised of 24,048,607 Common Shares directly held by TCM and 286,293 Common Shares directly held by TC LLC II. The number of Common Shares beneficial owned by the Reporting Persons reported in this Schedule 13D does not include the 17,550,775 Common Shares issuable upon the exchange of 17,550,775 LLC Units directly held by TCM and 208,938 Common Shares issuable upon the exchange of 208,938 LLC Units directly held by TC LLC II. The LLC Units may be exchanged, at the option of the LLC, for cash or Common Shares following March 30, 2022, which is the 12 month anniversary of the completion of the Business Combination, at any time up until the fifth year following the completion of the Business Combination, at which time the LLC Units would be mandatorily exchangeable into cash or Common Shares at the LLC’s option.

By virtue of the Shareholders Agreement (described in Item 6 below) and the obligations and rights thereunder, certain funds affiliated with the Blackstone Group, Inc. (the “Blackstone Funds”), Cannae Holdings, LLC (“Cannae LLC”), TC LP II and certain funds affiliated with CVC Advisers Limited (the “CVC Investors”) constitute a group (the “Group”) within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The members of the Group are each filing separate Schedules 13D to report the Common Shares that they may be deemed to beneficially own. Based in part on information provided by or on behalf of such other parties identified above, collectively, as of December 31, 2021, the Reporting Person and the Group may be deemed to beneficially own in the aggregate 368,815,951 Common Shares, representing 50.90% of the outstanding Common Shares. The Reporting Person expressly disclaims beneficial ownership over any Common Shares that he may be deemed to beneficially own solely by reason of the Shareholders Agreement.

(c) During the 60 calendar days preceding the date of this Schedule 13D, the Reporting Person has not effected any transactions in the Issuer’s securities.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Shareholders Agreement

In connection with the Merger Agreement, and concurrently with the closing of the Merger, the Issuer, Cannae LLC, TC LP II, the CVC Investors and the Blackstone Funds (together, the “Principal Shareholders”) entered into a Shareholders Agreement, dated as of March 30, 2021 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, each of the Principal Shareholders is entitled to nominate a certain number of directors to the Board, based on each such holder’s ownership of the voting securities of the Issuer. The number of directors that each of the CVC Investors, the Blackstone Funds and certain entities affiliated with FTAC, including Cannae LLC and TC LP II (the “FTAC Investors”), are separately entitled to designate to the Board increases and/or decreases on a sliding scale.

The Shareholders Agreement requires the Issuer to, among other things, nominate a number of individuals designated by the CVC Investors or the Blackstone Funds, as applicable, for election as directors of the Board as follows: (i) if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, such applicable investors will be entitled to designate two directors; and (ii) if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 2.5% (but less than 7.5%) of the aggregate outstanding Common Shares, such applicable investors will be entitled to designate one director (which director may be a U.S. citizen or resident) (in each case, each such person a “CVC Designee” or a “Blackstone Designee,” as applicable). In addition, if the CVC Investors or the Blackstone Funds, as the case may be, collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, the CVC Investors or the Blackstone Funds, as the case may be, shall have the right, but not the obligation, to (i) jointly with Cannae LLC and the Blackstone Funds (in the case of the CVC Investors) or the CVC Investors (in the case of the Blackstone Funds), designate two directors (such two directors, the “Jointly Designated Directors”) and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Philip McHugh.

Pursuant to the Shareholders Agreement, for so long as the FTAC Investors collectively continue to hold at least 50% of the aggregate outstanding Common Shares held by the FTAC Investors as of March 30, 2021 (the “Closing Date”), the Shareholders Agreement will require the Issuer to, among other things, nominate four individuals designated by the FTAC Investors for election as directors of the Board, and Cannae LLC shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Funds, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Philip McHugh. If the FTAC Investors collectively hold less than 50% of the aggregate outstanding Common Shares held by the FTAC Investors as of the Closing Date, the Shareholders Agreement will require the Issuer to, among other things, nominate a number of individuals designated by the FTAC Investors for election as directors of the Board as follows: (i) if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares, four directors; (ii) if the FTAC Investors collectively hold at least 6.25% (but less than 7.5%) of the aggregate outstanding Common Shares, two directors; and (iii) if the FTAC Investors collectively hold at least 2.5% (but less than 6.25%) of the aggregate outstanding Common Shares, one director, which director may be a U.S. citizen or resident (in each case, each such person a “FTAC Designee”). In addition, if the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares, Cannae lLC shall have the right, but not the obligation, to (i) jointly with the CVC Investors and the Blackstone Funds, designate the Jointly Designated Directors and (ii) consent to any individual nominated for election as a director to the Board seat initially occupied by Philip McHugh. Further, for so long as the Issuer remains a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, at any time the FTAC Investors have the right under the Shareholders Agreement to appoint more than one director to the Board, at least one of the FTAC Designees shall be neither a citizen nor a resident of the United States.

For so long as the Shareholders Agreement remains in effect, directors designated by a Principal Shareholder may be removed only with the consent of the Principal Shareholder that nominated such director. In the case of a vacancy on the Board created by the removal or resignation of a director designated by a Principal Shareholder, the Shareholders Agreement will require the Issuer to nominate an individual designated by the Principal Shareholder that nominated such director for election to fill the vacancy. Additionally, any increase in the total number of directors on the Board to greater than eleven will require the consent of (i) the CVC Investors, for so long as the CVC Investors collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, (ii) the Blackstone Funds, for so long as the Blackstone Funds collectively directly hold or indirectly, at least 7.5% of the aggregate outstanding Common Shares, and (iii) the FTAC Investors, for so long as the FTAC Investors collectively hold at least 7.5% of the aggregate outstanding Common Shares.

The Shareholders Agreement also provides each Principal Shareholder with basic information and management rights, as well as detailed venture capital operating company covenants. In addition, the Shareholders Agreement provides that each Principal Shareholder may, without the consent of the Issuer or any other person, assign its rights to designate directors to the Board to any transferee of Common Shares so long as any right to designate directors to the Board will not result in the transferee receiving the right to designate more than two directors where such designation rights would result in the transferee receiving the right to designate a percentage of the total number of directors on the Board that is greater than the percentage of the aggregate outstanding Common Shares held by such transferee after giving effect to such transfer. The Principal Shareholders are otherwise not able to assign their rights and obligations under the agreement, in whole or in part, without the prior written consent of the Issuer.

The Shareholders Agreement also requires the Issuer to cooperate with the Principal Shareholders in connection with certain future pledges, charges, hypothecations, grants of security interest in or transfers (including to third party investors) of any or all of the Issuer Common Shares held by the Principal Shareholders, including to banks or financial institutions as collateral or security for loans, advances or extensions of credit.

Registration Rights Agreement

In connection with the Merger Agreement, and concurrently with the closing of the Merger, the Issuer and the Principal Shareholders entered into an Amended and Restated Registration Rights Agreement, dated as of March 30, 2021 (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Issuer filed a registration statement to permit the public resale of all of the registrable securities held by the Principal Shareholders from time to time. In connection with such obligation, the Issuer filed a registration statement, which was declared effective by the SEC on May 28, 2021. In addition, pursuant to the Registration Rights Agreement, upon the demand of any Principal Shareholder, the Issuer is obligated to facilitate a registered offering of the Issuer Common Shares requested by such Principal Shareholder. Any demanded registered offering will also include registrable shares to be sold by holders that exercise their related piggyback rights in accordance with the Registration Rights Agreement, subject to customary cut-backs. Within 60 days (in the case of a demand for a registration on Form F-1) or 30 days (in the case of a demand for a registration on Form F-3) after receipt of a demand for such registration, the Issuer is obligated to file a registration statement relating to such demand and use its best efforts to cause such registration statement to be declared effective by the SEC as soon as practicable thereafter. In certain circumstances, Principal Shareholders will be entitled to piggyback registration rights in connection with the demand of a registered offering.

In addition, the Registration Rights Agreement entitles the Principal Shareholders to demand and be included in a shelf registration when the Issuer is eligible to sell its Common Shares in a secondary offering on a delayed or continuous basis in accordance with Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Within 30 days of the Issuer becoming qualified to register the offer and sale of securities under the Securities Act pursuant to a registration statement on Form F-3, the Issuer is obligated to file a registration statement that covers all registrable securities then outstanding and use its best efforts to cause such shelf registration statement to be declared effective by the SEC as soon as practicable thereafter. Moreover, upon the demand of a Principal Shareholder, the Issuer is obligated to facilitate in the manner described in the Registration Rights Agreement a “takedown” off of an effective shelf registration statement of registrable shares requested by such Principal Shareholder.

The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

The description of the Shareholders Agreement and Registration Rights Agreement contained in this Item 6 are not intended to be complete and are qualified in their entirety by reference to such documents, which are filed as exhibits hereto and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Shareholders Agreement dated as of March 30, 2021 among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each of the shareholders party thereto (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 20-F filed with the SEC on April 1, 2021).

2	Amended and Restated Registration Rights Agreement dated as of March 30, 2021 among Paysafe Limited, Pi Jersey Topco Limited, Paysafe Group Holdings Limited and each investor party thereto (incorporated by reference to Exhibit 4.3 to the Issuer’s Form 20-F filed with the SEC on April 1, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2022

By:	/s/ William P. Foley II
William P. Foley II